                                                                                                           FILED VIA EDGAR

November 4, 2009

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

           Re:        CM Advisers Family of Funds
File Nos. 811-21260

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the "1940 Act"), please find a copy of the Financial Institution Investment Company Asset Protection Bond (the "Bond") for CM Advisers Family of Funds (the “Trust") under Exhibit 99.1.

Also enclosed is a copy of the Board meeting resolutions of the Trust, which were adopted by the Board of Trustees of the Trust, including a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Trust, approving the amount, type, form and coverage of the Bond, now in effect for the Registrant under Exhibit 99.2.

Premiums for the Bond have been paid for the period beginning October 1, 2009 to October 1, 2010.

If you have any questions about this filing, please contact the undersigned at (513) 587-3418.

Very truly yours,
Tina H. Bloom
Assistant Secretary

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